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Bruce Kramer

Partner at The Bacon Jams, LLC

West Chester, Pennsylvania

TBJ Gourmet

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 348 connections

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As a founder of The Bacon Jams it has been a exciting time for me. Transitioning into the food business is something that was an unexpected change of course for my life. But you know what? Slinging Bacon is fun! I obviously need to update this profile badly, so I wrote this section. I will get to...

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Experience

Co-Founder & Operating Partner

TBJ Gourmet

Jan 2017 – Present · 2 yrs 4 mos

Norristown, PA

As the Bacon Jams grows we have decided TBJ Gourmet is a better representation of what we do bringing Fun, Fine Foods to market.

 TBJ Gourmet

Partner



The Bacon Jams, LLC

Sep 2013 – Dec 2016 · 3 yrs 4 mos

West Chester, PA

We all know that bacon rocks but did you know that bacon can JAM? There is now a spreadable bacon preserve perfect for every occasion.

Founder

Invictus Mobile Media

Jun 2009 – Aug 2013 · 4 yrs 3 mos

Invictus Mobile Media is a technology company focusing on specialized and custom apps for the wireless mobile device marketplace, mainly the iPhone and Android platform.

Partner

One Call PC Help, LLC

Jan 2002 – Jan 2010 · 8 yrs 1 mo

One Call PC Help provides outsource IT and computer consulting to small business organizations in Southern NJ. One Call PC Help focuses on assisting organizations who wish to use technology to improve operational performance. We recommend and implement appropriate solutions from Microsoft Server based solutions to web based producti... See more

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Cadre Technologies
1990 – 1997 · 7 yrs

Cadre offered the premier suite of tools and support for software engineering -- in the early days of "Structured Methods" when formalized software development advocates used the models for documenting architecture and process flow. Later years included support for the advent of object languages with embedded development tools as well as de... See more

Education

Goldman Sachs 10KSB
Philadelphia Cohort 12
2017 – 2017

Drexel University
BS, Computer Engineering
1980 – 1985

Cherry Hill HS East
HS Diploma, Collage Prep
1976 – 1980

Skills & Endorsements

Software Development · 28

Endorsed by **Michael J. Brennan, who is highly skilled at this**

Endorsed by **Michael Oraschewsky (mutual connection)**

Mobile Devices · 18

Endorsed by **Rod Montrose, who is highly skilled at this**

Endorsed by **Michael Oraschewsky (mutual connection)**

Start-ups · 16

Endorsed by **Michael Oraschewsky (mutual connection)**

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